September 5, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 Filed August 12, 2013 File No. 333-179485

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (“Form S-11 Amendment No. 6”) to the Registration Statement on Form S-11 (File No. 333-179485) of the Company (the “Form S-11 Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 30, 2013.

For convenience of reference, each Staff comment contained in your August 30, 2013 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of the Form S-11 Amendment No. 6, filed by the Company on the date hereof, and five copies of the Form S-11 Amendment No. 6 which are marked to reflect changes made to the Form S-11 Registration Statement filed with the Commission on August 12, 2013 (the “Marked Copies”). The changes reflected in the Form S-11 Amendment No. 6 have been made in response to the Staff’s comments. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-11 Registration Statement shall have the meanings set forth in the Form S-11 Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

General

1. We note the recent public information in regards to offers to purchase the Empire State Building and 60 East 42nd Street. Please advise us whether you plan to consider such current offers after the offering and formation transactions. We may have further comment.

In response to the Staff’s comment, the Company supplementally advises the Staff that certain pre-formation entities have received indications of interest from third parties to purchase the Empire State Building and 60 East 42nd Street (the “Proposals”). The Proposals were not addressed or submitted to the Company (or its operating partnership). If the proposed purchasers were to amend the Proposals after the offering, the full board of directors of the Company, including the independent director nominees, would have to consider the revised Proposals. The Company cannot speculate as to how the full board of directors would respond to any proposal it may receive after the offering relating to all or any portion of the Company’s portfolio, including the Proposals if they were submitted to the Company. In addition, the Company supplementally advises the Staff that management has no current intention to recommend to the Company’s board of directors that they sell these assets following the offering, although the board of directors will consider any offers it receives in accordance with their fiduciary duties.

Business and Properties, page 177

Renovation and Repositioning Case Studies, page 186

2. With respect to the “Annualized Gross Rent” columns, please explain to us the “pre-renovation and repositioning annualized gross rent” number in the context of base rent, since that is the basis for the “post-renovation and repositioning annualized gross rent” number. Also, please expand your disclosure to explain the reason for presenting annualized gross rent, rather than annualized base rent. In addition, please disclose the impact that the free rent periods have upon the base rent.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as disclosed in footnote (3) to the table, in the “Annualized Gross Rent” column, pre-renovation and repositioning annualized gross rent represents the last annualized fully escalated gross rent prior to the start of the renovation and repositioning of the floor. This represents the cash amount the tenants under the applicable leases were paying prior to the start of the renovation and reposition program. Post-renovation and repositioning annualized gross rent represents annualized contractual first monthly base rent (after free rent periods) for the applicable leases following the renovation and repositioning of the floor, which again represents the first cash payment by the tenants under the applicable leases. The Company believes this comparison is most meaningful for investors since a comparison of base rents would overstate the difference in pre- and post-renovation rental payments because the contractual rent in the pre-renovation rental payments would not be inclusive of escalations (while there are no escalations in the context of the first monthly post-renovation rental payments). In response to the Staff’s comment, we have expanded the disclosure as requested.

In further response to the Staff’s comment, the Company supplementally advises the Staff that free rent periods are excluded from annualized gross rent as these represent a comparison of cash payments by tenants. The Company believes that providing detailed free rent information in the context of the Renovation and Repositioning Case Studies on a per floor basis does not provide meaningful information to investors. The Company analyzes free rent, and believes investors analyze free rent, on an aggregate basis and that no distinction is applied towards free rent on a pre- or post-renovation and repositioning basis. Further, disclosure of free rent on a per floor basis in the case study would put the Company at a competitive disadvantage as it could provide its competitors with the means to calculate specific information regarding free rent periods granted to the Company’s tenants. The Company advises the Staff that the aggregate amount of free rent and abatements with respect to the office properties is included in the Form S-11 prospectus under the heading “Business and Properties—Our Portfolio Summary.”

3. We refer to the added footnotes (5) to the tables regarding the Weighted Average Annualized Gross Rent per Leased Square Foot. Please explain in greater detail why management views this measure as an accurate representation of the impact of the renovation and repositioning activities on rental rates. Please explain why, in the denominator, you use “post-renovation and repositioning total rentable square feet less pre-renovation and reposition vacant square feet” rather than applying the pre-renovation occupancy rate to the post-renovation number. Also include an explanation in the prospectus or advise.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Business and Properties-Renovation and Repositioning Case Studies” on pages 10, 188 and 189 of the Form S-11 prospectus to provide that management views Weighted Average Annualized Gross Rent per Leased Square Foot as an accurate representation of the impact of the renovation and repositioning activities on rental rates because it takes into consideration the increase in rentable square feet in addition to the change in annualized gross rent.

In further response to the Staff’s comment, the Company supplementally advises the Staff that the Company has shown post-renovation and repositioning total rentable square feet less pre-renovation and reposition vacant square feet as the Company believes it represents a more precise method to compare pre- and post-renovation leased square feet than applying the pre-renovation occupancy rate to the post-renovation number because the vacant space in the pre-renovation number was remeasured as part of the renovation and repositioning of the floor. Applying the pre-renovation occupancy rate to the post-renovation number would overstate the amount that the vacancy represents as part of the rentable square feet. The foregoing is exemplified by the following:

Full Floor Tenant Square Feet	30,000

Company method: Post-renovation and repositioning total rentable square feet less pre-renovation and reposition vacant square feet

Prior Square Footage
Prior Tenants	10,000
Prior Vacancy [Remeasured]	15,000

Total Prior	25,000

Prior Tenants Occupancy %	40.0%
Prior Tenants Vacancy %	60.0%

Prior Vacancy [Remeasured]	15,000

Alternative method: Applying the pre-renovation occupancy rate to the post-renovation number.
Full Floor Tenant Square Feet	30,000
Prior Tenants Vacancy %	60.0%

Vacancy	18,000

Property Revenue and Operating Expenses, page 218

4. We have reviewed your revised disclosure in response to comment 9 from our letter dated August 7, 2013. Please also identify the Net Operating Income measures disclosed on page 218 as non-GAAP measures and provide a reconciliation of Total Net Operating Income to the most closely comparable GAAP measure, which appears to be pro forma net income for the twelve months ended December 31, 2012. Additionally, please expand your disclosure to explain in more detail why management believes that this non-GAAP measure is useful to investors. In your disclosure, discuss why certain expense items that are included in pro forma net income are added back to get to your measure of pro forma net operating income.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Business and Properties-Property Revenue and Operating Expenses” on page 218 of the Form S-11 prospectus to remove the Net Operating Income column and to provide aggregate dollar differences from the individual columns to their GAAP line item equivalents in the financials.

Board Committees, page 234

5. We note your response to comment 11 from our letter dated August 7, 2013. We will continue to monitor for this disclosure and may have further comment.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure under the heading “Management—Board Committees” on page 235 of the Form S-11 prospectus to disclose the primary responsibilities of the investment committee.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149.

Yours truly,

/s/ Larry Medvinksy
Larry Medvinsky
Clifford Chance US LLP

cc:	Anthony E. Malkin
Eric McPhee
Jessica Barberich
Angela McHale
David L. Orlic